27th August 2002
BJ/SH-L2/1552

BSE
Corporate Relationship Depa[redacted]
1st Floor, New Trading Ring
Rotunda Bldg., P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

At its meeting held today, the Board of Directors of the Company appointed Mr F A Vandrevala (who is currently the Dy. Managing Director) as the Managing Director of the Company with effect from 1st September 2002 in the place of Mr A J Engineer who retires as Managing Director on 31st August 2002.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 204 9131 Fax 91 22 204 5359